Filed by Seacoast Banking Corporation of Florida, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Villages Bancorporation, Inc. Commission File No.: 000-13660 -------------------------------------------------------------------------------------------------------------------------

1050 Lake Sumter Landing • The Villages, Florida 32162 Tel: 352-751-2144 • Fax: 352-751-5929 August 28, 2025 Dear Shareholder: Please complete, sign and mail or deliver the Stock/Cash Election Form and Letter of Transmittal, together with the certificate(s) representing your share of Villages Bancorporation, Inc. Common Stock in the enclosed envelope to the exchange agent as indicated in the attached Stock/Cash Election Form and Letter of Transmittal. Please note that the election deadline is 5:00 PM eastern time on September 23, 2025. The Stock/Cash Election Form and Letter of Transmittal must be completed, signed and received by the exchange agent, along with your Stock Certificate(s), no later than 5:00 PM on September 23, 2025. If you have any questions regarding the foregoing, please contact Jay Bartholomew, Chief Executive Officer at (352) 751-2129. Sincerely, Martina Weiss Corporate Secretary

Important Information for Investors and Shareholders Seacoast has filed a registration statement, as amended, on Form S-4 with the United States Securities and Exchange Commission (the "SEC") in connection with the proposed merger of Villages Bancorporation, Inc. and Citizens First Bank with and into Seacoast Banking Corporation of Florida, Inc. ("Seacoast") and Seacoast National Bank, respectively. The registration statement in connection with the merger includes a proxy statement of Villages Bancorporation, Inc. and a prospectus of Seacoast. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/ PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Villages Bancorporation, Inc. and Citizens First Bank, their directors, executive officers, other members of management, and employees may be considered participants in the solicitation of proxies in connection with the proposed mergers with and into Seacoast and Seacoast National Bank. Information regarding the participants in the proxy solicitation of Villages Bancorporation, Inc. and a description of its direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Cautionary Notice Regarding Forward-Looking Statements This letter contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Villages Bancorporation, Inc. in connection with the merger; the timing to consummate the proposed merger; changes in Seacoast’s share price before closing; the risk that a condition to closing of the proposed merger may not be satisfied; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Villages Bancorporation, Inc., including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; other factors that may affect future results of Seacoast and Villages Bancorporation, Inc. including changes in asset quality and credit risk, including the impact of tariffs or trade wars (including reduced consumer spending, supply chain, issues, and adverse impacts to credit quality), the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board, legislative and regulatory actions and reforms and any other changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report, Form 10-Q report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast and Villages Bancorporation, Inc.